

March 22, 2011

Via U.S. Mail and facsimile

Walden C. Rhines
Chief Executive Officer
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, Oregon 97070-777

> **Re:** **Mentor Graphics Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 15, 2011**
> **File No. 001-34795**

Dear Mr. Rhines:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Letter to Shareholders

1. We note your statement that it is "unfortunate" that the Icahn Entities did not come to the board of directors and ask that their proposals be considered, because you have already implemented or are proposing for stockholder approval bylaw revisions that "make good sense" for your shareholders. Please disclose when and why the board of directors specifically determined to implement the measures of which you speak. Clearly state in your disclosure whether you implemented these measures partially or primarily in response to the activities of the Icahn Entities.

Election of Directors, page 7

2.   Please provide a background discussion of the contacts you have had with the Icahn Entities during the time period leading up to the current solicitation, describing in sufficient detail whether your board of directors responded to contacts made by the Icahn Entities and, if material, the specifics of any discussions between the parties. We may have further comment upon reviewing your revised disclosure.

3.   We note your disclosure that the board of directors recommends shareholder election of the company nominees as directors. Please disclose why the board of directors believes it is in the best interests of stockholders to vote in favor of electing these nominees.

Vote Required for Approval, page 10

4.   You state that, if any nominee of Mentor is unable or declines to serve as a director at the time of the annual meeting, the designated proxy holders will vote proxies for any nominee designated by the board of directors to fill the vacancy. Please advise how this standard is consistent with Rule 14a-4(c)(5).

Manner and Cost of Proxy Solicitation, page 57

5.   You state that you may employ a variety methods to solicit proxies. Please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

6.   Please disclose the cost or anticipated cost of the engagement of Joele Frank. See Item 4(b)(3)(ii) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions